SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. 1)

Medstone International, Inc.

(Name of Issuer)

Common Stock, par value $.004 per share

(Title of Class of Securities)

58505C101 (CUSIP Number)

Brad A. Hummel

President and Chief Executive Officer

Prime Medical Services, Inc.

1301 S. Capital of Texas Highway, Suite B-200

Austin, Texas 78746

(512) 328-2892

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 20, 2004

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 5 Pages)

CUSIP NO. 58505C101	13D/A	Page 2 of 5 Pages

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) PRIME MEDICAL SERVICES, INC.

2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐

3.	SEC Use Only

4.	Source of Funds OO

5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E)	☐

6.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 3,821,976*

8. Shared Voting Power 0

9. Sole Dispositive Power 3,821,976*

10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,821,976

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row (11) 100%

14.	Type Of Reporting Person CO

*	Represents all the outstanding shares of Medstone International, Inc. (“Medstone”) common stock as of the close of trading on the Nasdaq National Market on February 20, 2004, the date on which ABC Merger, Inc., a Delaware corporation and wholly-owned subsidiary of Prime Medical Services, Inc. (“Prime”) was merged with and into Medstone, and Medstone became a wholly-owned subsidiary of Prime. See discussion in Item 3.

(Page 2 of 5 Pages)

Item 3.	Source and Amount of Funds or Other Consideration

On February 20, 2004, Prime acquired all the outstanding common stock of Medstone (the “Merger”) pursuant to the terms of an Agreement and Plan of Merger (the “Merger Agreement”), dated November 11, 2003, by and among Medstone, ABC Merger, Inc., a Delaware corporation and a wholly-owned subsidiary of Prime (“Merger Sub”), and Prime. Under the terms of the Merger Agreement, Merger Sub merged with and into Medstone and the surviving entity (the “Surviving Corporation”) became a wholly-owned subsidiary of Prime. The stockholders of Medstone received 0.9559 shares of Prime common stock, $0.01 par value, for each share of Medstone common stock they held at the effective time of the Merger.

Item 4.	Purpose of the Transaction

	(a).	Not applicable.

	(b).	The purpose of the transaction was to complete the Merger.

	(c).	Not applicable.

	(d).	The board and management of Medstone have been replaced by a board and management appointed by Prime.

	(e).	Not applicable.

	(f).	The current business of Medstone is operated by Prime through the Surviving Corporation.

	(g).	Merger Sub’s certificate of incorporation and bylaws immediately before the Merger have become the Surviving Corporation’s certificate of incorporation and bylaws effective immediately after the Merger.

	(h).	Medstone common stock has been delisted from the Nasdaq National Market.

	(i).	Prime has filed a notice of termination of registration on Form 15 relating to Medstone’s common stock.

	(j).	Not applicable.

Item 5.	Interest in Securities of the Issuer

	(a) - (b).	Reference is made to items 7, 9, 11 and 13 of the cover page of this Amendment No. 1 to Schedule 13D.

(Page 3 of 5 Pages)

	(c).	Except as described herein, there have been no transactions in shares of Medstone common stock by Prime, or, to the best of its knowledge, by any of the persons listed on Schedule A hereto, during the past sixty (60) days.

	(d) - (e).	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Not applicable.

Item 7.	Material to be Filed as Exhibits.

Not applicable.

(Page 4 of 5 Pages)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 23, 2004	PRIME MEDICAL SERVICES, INC.

	By:	/s/ John Q. Barnidge

John Q. Barnidge, Senior Vice President, Chief Financial Officer and Secretary

(Page 5 of 5 Pages)